Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006, the Prospectus Supplement dated March 7, 2007 and the Sticker Supplement dated March 28, 2007. This Sticker Supplement replaces all prior Sticker Supplements to the prospectus other than the Sticker Supplement dated March 28, 2007. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of April 6, 2007, and all references to property acquisitions, commitments and loans should be read in that context. Properties that we enter into initial commitments to acquire, as well as properties we acquire and loans we make after April 6, 2007, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

At April 6, 2007, we had a portfolio of 65 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, five waterparks, one sky lift attraction, one dealership, 21 golf courses, seven ski properties, 11 family entertainment centers, five marinas and four theme parks. We had made twelve loans, eleven of which were outstanding, and committed to make one additional loan. We have also committed to acquire four marina properties and the retail and commercial properties at one resort village. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On April 6, 2007, we acquired three waterparks and four theme parks from an affiliate of PARC Management, LLC for an aggregate purchase price of $312.0 million. We entered into an asset purchase agreement with respect to these and certain other properties on January 11, 2007. The purchase price consists of $290.0 million in cash and a note for $22.0 million. Simultaneously with our purchase, an affiliate of PARC Management, LLC acquired all of the capital stock and partnership interests of each of the subsidiaries of Six Flags Theme Parks, Inc. that own the parks. The parks are described below.

Fee Simple Properties:

•	Darien Lake in Buffalo, New York

•	Elitch Gardens in Denver, Colorado

•	Frontier City in Oklahoma City, Oklahoma

•	White Water Bay in Oklahoma City, Oklahoma

•	Splashtown in Houston, Texas

Leasehold Properties:

•	Wild Waves and Enchanted Village in Seattle, Washington

•	WaterWorld in Concord, California

On March 30, 2007, we borrowed $111.5 million from The Prudential Insurance Company of America. The loan is collateralized by a mortgage or deed of trust on each of the following ski resort properties for the approximate amount indicated: the Northstar-at-Tahoe™ Resort for $45.5 million, the Summit-at-Snoqualmie Resort for $14.0 million, the Sierra-at-Tahoe® Resort for $20.9 million, the Loon® Mountain Resort for $17.1

April 12, 2007	Prospectus Dated April 4, 2006

million and the Brighton Ski Resort for $14.0 million. The loan bears interest annually at a fixed rate of 6.11% for a term of seven years, with monthly payments of principal and interest based on a 20-year amortization period. At the end of seven years, there is a balloon payment for the remaining principal and interest due on the loan. Prepayment is permitted upon payment of a fee. We intend to use the proceeds of this loan to fund additional acquisitions.

On March 21, 2007, our board of directors elected to extend this offering until April 4, 2008.

On April 1, 2007, our board of directors declared a distribution of $0.05 per share to stockholders of record on April 1, 2007. This dividend will be paid by June 30, 2007.

THE OFFERING

As of December 31, 2006, we had received $639.6 million (64.1 million shares) in subscription proceeds for this offering, including $13.5 million (1.4 million shares) received through our reinvestment plan. As of that same date, we had received $1.2 billion (116.2 million shares) in total proceeds in connection with our public offerings, including proceeds received through our reinvestment plan. This amount excludes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

PROPERTY ACQUISITIONS

The following information on new acquisitions supplements the Property Acquisitions section, which begins on page 67 of the prospectus:

OTHER ATTRACTIONS

PARC Parks

On April 6, 2007, we acquired three waterparks and four theme parks (the “Parks”) from an affiliate of PARC Management, LLC (“PARC Management”) for an aggregate purchase price of $312.0 million. The purchase price consists of $290.0 million in cash and a note for $22.0 million. The note has a term of 10 years, annual principal payments of $1.7 million, an interest rate of 8.75% and a balloon payment of the remaining principal at maturity. Simultaneously with our purchase, an affiliate of PARC Management acquired all of the capital stock and partnership interests of each of the subsidiaries of Six Flags Theme Parks, Inc. that own the Parks. The Parks are described below.

Fee Simple Properties:

•

Darien Lake in Buffalo, New York is a 978-acre combination theme and waterpark resort with camping accommodations, a 21,000-person capacity performing arts center and catering facilities. It features forty-three rides including five major roller coasters, 18 adult rides and 12 children’s rides.

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Elitch Gardens in Denver, Colorado is a 62-acre, combination theme and waterpark and is the only significant theme park within several hundred miles of Denver. It features fifty-three rides including five major roller coasters and 13 children’s rides.

•	Frontier City in Oklahoma City, Oklahoma is a 113-acre western theme park with 34 rides including four roller coasters.

•	White Water Bay in Oklahoma City, Oklahoma is a 21-acre tropical themed water park.

•	Splashtown in Houston, Texas is a 53-acre water park with 13 water rides. A $1.8 million investment in past two years includes park improvements and new rides.

Leasehold Properties:

•	Wild Waves and Enchanted Village in Seattle, Washington is 67-acre combination theme and waterpark with 55 rides. More than $24 million in capital improvements have been made since 2000.

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WaterWorld in Concord, California is a 23-acre water park with more than 20 rides and attractions including Tornado, a mammoth six-story funnel. More than $2 million was recently invested in park improvements.

Leases. At closing, we leased the Parks on a long-term triple-net basis to newly formed subsidiaries of PARC Management. The leases for the Parks have initial terms through December 2029 and three 10-year renewal options. The minimum annual rent for our leases for the Parks is approximately $27.5 million in the aggregate in the initial year. Additional rent is a negotiated percentage of incremental total revenue over a threshold. All of the leases are cross-defaulted.

PARC Management, LLC. The principals of PARC Management, Randal H. Drew, its president and CEO, and Michael A, Jenkins, its Chairman, were the creators of Leisure and Recreation Concepts, Inc. and Alfa SmartParks, Inc., respectively. Mr. Drew and Mr. Jenkins have more than 40 years of combined experience in conceptualizing, evaluating, planning, building and operating leisure facilities. They have managed large variable-brand park portfolios and completed over 1100 projects worldwide which have included services such as consulting, economic and operational analysis, design, and management services for the recreation and tourism industries. Prior to our acquisition of the Parks, neither PARC Management nor its subsidiaries were related to us, affiliated with us or a partner in our business.

Competition. The Parks operate in regional markets and generally open in April and close in late October. In general, all of the Parks compete for most of their visitors with all forms of recreation within their markets such as aquariums, zoos, outdoor recreation, live shows, movies, beaches and museums. Elitch Gardens and Wild Waves & Enchanted Village do not have significant direct competition. Frontier City’s only significant competitor is Six Flags Over Texas, which is located 225 miles away in Arlington, Texas. Darien Lake, Splashtown and Waterworld compete with local theme parks, amusement parks and waterparks. Darien Lake, which is located in Buffalo, New York, competes with Paramount Canada’s Wonderland Park, which is located 125 miles away in Toronto, Ontario, Canada. Darien Lake also competes with three small amusement parks located within 50 miles of the park, but it is significantly larger and has more diverse entertainment than the three smaller parks. Splashtown, which is located in Houston, Texas, competes most directly with Schlitterbahn Galveston, a waterpark located 55 miles away in Galveston, Texas. WaterWorld, which is located in Concord, California 30 miles from San Francisco, competes significantly with Raging Waters-San Jose, which is located 50 miles away, and to a lesser degree with other regional waterparks including Raging Waters-Sacramento and Marine World which is located 30 miles away in Vallejo, California.

BORROWING

On March 30, 2007, we borrowed $111.5 million from The Prudential Insurance Company of America. The loan is collateralized by a mortgage or deed of trust on each of the following ski resort properties for the approximate amount indicated: the Northstar-at-TahoeTM Resort for $45.5 million, the Summit-at-Snoqualmie Resort for $14.0 million, the Sierra-at-Tahoe® Resort for $20.9 million, the Loon® Mountain Resort for $17.1 million and the Brighton Ski Resort for $14.0 million. The loan bears interest annually at a fixed rate of 6.11% for a term of seven years, with monthly payments of principal and interest based on a 20-year amortization period. At the end of seven years, there is a balloon payment for the remaining principal and interest due on the loan. Prepayment is permitted upon payment of a fee. We intend to use the proceeds of this loan to fund additional acquisitions. These ski properties were acquired in January 2007, as described in our Prospectus Supplement dated March 7, 2007.

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